Jason M. Tyra CPA PLLC

Independent Accountant's Review Report

To Management
Cleveland Whiskey LLC
Cleveland, OH

I have reviewed the accompanying balance sheet of Cleveland Whiskey LLC as of December 31, 2015 and 2014, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
May 16, 2016

1341 WEST MOCKINGBIRD LANE
SUITE 600W
DALLAS, TX 75247
972-201-9008
WWW.TYRACPA.COM

CLEVELAND WHISKEY LLC

Financial Statements For The Years Ended December 31, 2015 and 2014

May 16, 2016

CLEVELAND WHISKEY LLC
BALANCE SHEET
December 31, 2015 and 2014

ASSETS

	2015	2014
CURRENT ASSETS		
Cash	$ 200,802	$ 100,811
Accounts Receivable	67,538	97,723
Inventory	299,908	71,834
Prepaid Expenses	63,238	907
TOTAL CURRENT ASSETS	631,486	271,275
NON-CURRENT ASSETS		
Property, Plant & Equipment, Net	523,762	588,237
Patents, Trademarks, and Other Intellectual Property, Net	67,836	98,093
Other Assets	5,130	7,500
TOTAL NON-CURRENT ASSETS	596,727	693,829
TOTAL ASSETS	$ 1,228,213	$ 965,105

See accompanying notes.

CLEVELAND WHISKEY LLC
BALANCE SHEET
December 31, 2015 and 2014

LIABILITIES AND STOCKHOLDERS' EQUITY

	2015	2014
CURRENT LIABILITIES		
Accounts Payable	$ 242,316	$ 171,949
Accrued Wages Payable	94,102	13,602
Taxes Payable	9,781	8,288
Accrued Interest Payable	29,270	36,394
Short Term Loans and Current Portion of Notes Outstanding	542,533	538,107
Other Current Liabilities	20,682	9,884
TOTAL CURRENT LIABILITIES	938,684	778,223
NON-CURRENT LIABILITIES		
Notes Outstanding	316,426	344,995
TOTAL NON-CURRENT LIABILITIES	316,426	344,995
TOTAL LIABILITIES	1,255,110	1,123,218
STOCKHOLDERS' EQUITY		
Capital Stock- Class A	189,098	72,133
Capital Stock- Class B	12,500	12,500
Capital Stock- Class C	215,000	116,965
Preferred Stock	1,038,035	1,038,035
Additional paid in capital	1,723	25,000
Retained earnings	(1,483,253)	(1,422,746)
TOTAL STOCKHOLDERS' EQUITY	(26,897)	(158,113)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,228,213	$ 965,105

See accompanying notes.

CLEVELAND WHISKEY LLC
INCOME STATEMENT
For the Years Ended December 31, 2015 and 2014

	2015	2014
Sales		
Sales of Product, Net of Discounts	$ 1,031,111	$ 934,922
Other Sales	43,714	28,512
Total Sales	1,074,825	963,434
Cost of Sales		
Cost of Goods Sold- Alcohol	318,049	397,734
Cost of Goods Sold- Misc. Products	10,043	19,131
Production Labor Costs	129,674	106,198
Production Overhead	19,729	66,356
Total Cost of Sales	477,495	589,419
Gross Profit	597,329	374,015
Operating Expenses		
General and Administrative	179,041	209,504
Marketing	225,854	367,550
Amortization	2,250	1,500
Non-Production Labor Costs	182,553	196,765
Rent	25,492	31,145
Facilities Expense	16,674	2,413
Research & Development	(72)	80,298
Insurance	10,962	14,450
Total Operating Expenses	642,754	903,624
Income from Operations	(45,424)	(529,609)
Other Income (Expense)		
Other Income	1,884	1,293
Interest Expense	(41,870)	(49,682)
Total Other Income (Expense)	(39,987)	(48,389)
Net Income	$ (85,411)	$ (577,998)

See accompanying notes.

CLEVELAND WHISKEY LLC
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2015 and 2014

	2015	2014
Cash Flows From Operating Activities		
Net Loss For The Year	$ (85,411)	$ (577,998)
Adjustments to Reconcile Net Income to Net Cash From Operating Activities		
Non Cash Charges		
(Credits) to Net Income		
Depreciation and Amortization	68,460	63,005
Increase (Decrease) in Current Assets		
Accounts Receivable	30,185	6,318
Prepaid Expenses and Other Assets	(53,731)	(30,051)
Inventory	(210,041)	21,391
Increase (Decrease) in Current Liabilities		
Accounts Payable	70,268	25,155
Accrued Expenses	93,241	45,518
Net Cash Flows From Operating Activities	(87,029)	(446,662)
Cash Flows From Investing Activities		
Additions to Fixed Assets	(3,837)	(78,648)
Net Cash Flows From Investing Activities	(3,837)	(78,648)
Cash Flows From Financing Activities		
Increase in Long Term Debt	(24,143)	494,887
Net Capital Raise	215,000	40,757
Net Cash Flows From Investing Activities	190,857	535,644
Cash at Beginning of Period	100,811	90,477
Net Increase (Decrease) In Cash	99,991	10,334
Cash at End of Period	$ 200,802	$ 100,811

See accompanying notes.

CLEVELAND WHISKEY LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 and 2014

____

ORGANIZATION AND NATURE OF ACTIVITIES

Cleveland Whiskey LLC ("the Company") produces distilled spirits using a proprietary pressure aging process to dramatically accelerate maturation and flavor profiling. This process provides a significant competitive advantage by creating not only an innovation friendly, flexible and scalable "just-in-time" manufacturing environment, but a system which actually makes a better product.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. The estimated useful lives of items of the company's production equipment and intangible assets are significant estimates used in the preparation of these financial statements. Additionally, the Company has not accrued a reserve for doubtful accounts payable or inventory obsolescence. Management's experience in the distilled spirits industry leads the Company to believe that losses on account or due to obsolescence are rare.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Inventory

The Company's inventory consists of the company's products in various stages of readiness for bottling and sale, raw materials, and packaging and shipping materials. Inventories are valued at historical cost, including costs incurred to produce the Company's products.

Prepaid Expenses

Prepaid expenses include amounts paid in advance for services rendered to the Company. For the periods ended December 31, 2014 and 2015, prepaid expenses consisted primarily of insurance payments with a policy term ending subsequent to the end of the period. In 2015, prepaid expenses also included capital expenditures incurred in 2014 and subsequently reclassified based on the recommendation of the Company's external accountants. The reclassified amounts will be fully expended by the end of 2016.

Property, Plant & Equipment

The Company's property, plant, and equipment consists primarily of production, test, and bottling equipment for distilling and packaging distilled spirits for sale by the Company's distributors.

Property, plant and equipment is stated net of accrued depreciation. For 2014, accumulated depreciation amounted to $125,085, and for 2015, $193,397. Depreciation on fixed assets is calculated based on management estimates of the useful lives of assets.

Patents, Trademarks and Other Intellectual Property

Patents, trademarks and other intellectual property consists of amounts capitalized during development of the Company's products, processes, packaging, and website. During 2015, some expenses previously capitalized as intellectual property were reclassified to pre-paid expenses at the recommendation of the Company's external accountants. These amounts will be full expended by the end of 2016.

Other Assets

Other assets consists of employee advances receivable and capitalized loan fees that will be amortized as associated loan balances are retired.

Other Current Liabilities

Other current liabilities consists of accrued commissions related to sales of the company's products by distributors in various states where the Company sells its products.

Notes Payable and Long Term Debt

The Company has notes payable to various parties ("the Notes"), including investors and board members, which contain conversion provisions obligating the Company to take action subsequent to a liquidity event or failure to meet the terms of the Notes. Certain items of Company equipment have been pledged as collateral in order to secure the Notes.

The Company has a note payable to Solon LLC, in the amount of $250,000. This note is convertible to equity at an enterprise valuation of $2,500,000. This note is repayable at 250% of the outstanding value of principal and accrued interest if a liquidity event occurs prior to conversion.

The Company has a note payable to E Capital Partners LLC, in the amount of $250,000. This note is convertible to equity at an enterprise valuation of $2,500,000. This note is repayable at 250% of the outstanding value of principal and accrued interest if a liquidity event occurs prior to conversion.

Equity Capital

The Company has the following classes of equity outstanding.

- Class A Units (common voting shares primarily issued to founding members and as performance based equity). There are 1,488,009 Class A Units authorized and issued.

- Class B Units are non-voting units issued under the Cleveland Whiskey Options plan. A total 372,002 Class B Units have been authorized of which 46,500 have been issued through the exercise of vested options. A total of 204,500 options are active and/or exercised.

- Class C Units are non-voting units and available under the current funding round with 1,000,000 authorized and 166,000 issued to date with 834,000 remaining for issuance.

- Preferred Units are voting shares issued to early outside investors and total 1,139,898 issued and outstanding.

Additional Paid in Capital

Additional paid in capital includes the proceeds from a grant received from a government entity during 2010 in the amount of $25,000. During 2015, the Company incurred expense related to the acquisition of additional capital, “syndication costs,” that were deducted from additional paid in capital.

Income

The Company derives income from the production and sale of various whiskeys under the Cleveland Whiskey label. Additionally, the Company derives a small amount of income from the sale of t-shirts, hats, and other advertising items, and from the disposal of production raw materials expended during the production process as waste (smoking chips).

Leases and Rent

The Company leases its production, testing, and headquarters facility located in Cleveland, Ohio under an operating lease arrangement. Rent expense for the year 2014 amounted to $31,145, and for 2015, $25,492.

Facilities Expense

Facilities expense consists of utilities, repairs, maintenance, and other items related to the Company’s production facility other than rent.

Federal Income Taxes

The Company generated a net operating loss during both 2015 and 2014, thus no federal income tax expense has been recorded in the statements. The Company has elected to waive the carryback period for its losses in 2015, 2014 and all prior years, and will carry forward those losses to future years. Net operating loss carry forwards expire if unused after twenty years from the date the Company incurred the loss associated with the carry forward. The Company’s returns for Fiscal Years 2013, 2014, and 2015 fall within the statutory period of review by the IRS, which is normally three years from the date the return was originally due.

State Taxes

The Company is subject to Ohio Corporate Activity Tax, which amounted to $150 for the years ended December 31, 2015 and 2014. The Company's returns for Fiscal Years 2013, and 2014 fall within the statutory period of review by the State of Ohio, which is normally four years from the date the return was originally due.

CONCENTRATIONS

The Company produces a limited product line for which distribution is currently possible only to a single region of the United States. As a result, the Company may be vulnerable to adverse operational or regulatory events relating to the sale or distribution of distilled spirits in that region, in any one state in locality in that region, or through one or more of the Company's distributors in that region.

The Company may maintain cash balances at times that exceed FDIC insurance limits. Cash balances in demand deposit accounts are insured by the Federal Deposit Insurance Corporation up to $250,000.

GOVERNMENT PAYMENTS

At the end of the period, the Company owed no amounts with respect to government payments other than federal or state taxes related to production and sale of distilled spirits.

SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before May 16, 2016, the date that the financial statements were available to be issued.

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